SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G**

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Proquest Company
(formerly known as Bell & Howell Company)
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

07790510
(CUSIP Number)

December 31, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,613,000 shares, which constitutes approximately 9.3% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 28,005,019 shares outstanding.


CUSIP No. 07790510

1.     Name of Reporting Person:

         Keystone, Inc.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 1,863,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 1,863,000 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,863,000

10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /  /

11.     Percent of Class Represented by Amount in Row (9): 6.7%

12.     Type of Reporting Person: CO
---------------

(1)  Power is exercised through its President and sole director, Robert M. Bass.


CUSIP No. 07790510

1.     Name of Reporting Person:

         Robert M. Bass

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States of America

                5.     Sole Voting Power: 1,863,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: 750,000 (2)
Owned By
Each
Reporting       7.     Sole Dispositive Power: 1,863,000 (1)
Person
With
                8.     Shared Dispositive Power: 750,000 (2)

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,613,000(3)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          / /

11.     Percent of Class Represented by Amount in Row (9): 9.3%

12.     Type of Reporting Person: IN
_______________

(1)  Solely in his capacity as President and sole director of Keystone, Inc.
(2)  Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.
(3)  Solely in his capacity as President and sole director of Keystone, Inc. with respect to 1,863,000 shares of Stock, and solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 750,000 shares of Stock.


CUSIP No. 07790510

1.     Name of Reporting Person:

       The Anne T. and Robert M. Bass Foundation

2.     Check the Appropriate Box if a Member of a Group:

       (a) /  /

       (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 750,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 750,000 (1) (2)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

       750,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

       / /

11.     Percent of Class Represented by Amount in Row (9):  2.7%

12.     Type of Reporting Person: CO
---------------

(1)  Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall.
(2)  In addition, Robert W. Bruce in his capacity as a principal of The Robert Bruce Management Co., Inc., has shared investment discretion over shares of the Stock owned by The Anne T. and Robert M. Bass Foundation.


CUSIP No. 07790510

1.     Name of Reporting Person:

         Anne T. Bass

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States of America

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power: 750,000 (1)
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: 750,000 (1)

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        750,000 (1)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          / /

11.     Percent of Class Represented by Amount in Row (9): 2.7%

12.     Type of Reporting Person: IN
_______________

(1)  Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.


CUSIP No. 07790510

1.     Name of Reporting Person:

         Robert W. Bruce III

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States of America

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: 750,000 (1)

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        750,000 (1)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          / /

11.     Percent of Class Represented by Amount in Row (9): 2.7%

12.     Type of Reporting Person: IN
_______________

(1)  Solely in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares of the Stock owned by The Anne T. and Robert M. Bass Foundation.


CUSIP No. 07790510

1.     Name of Reporting Person:

         J. Taylor Crandall

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States of America

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power: 750,000 (1)
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: 750,000 (1)

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        750,000 (1)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          / /

11.     Percent of Class Represented by Amount in Row (9): 2.7%

12.     Type of Reporting Person: IN
_______________

(1)  Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 12, 1996, as amended by Amendment No. 1 dated February 12, 1999, as amended by Amendment No. 2 dated February 12, 2001, as amended by Amendment No. 3 dated February 5, 2002 (the "Schedule 13G"),  relating to the Common Stock, par value $.001 per share (the "Stock"), of Proquest Company.  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a). Names of Persons Filing

Item 2(a) is hereby amended by adding at the end thereof the following:

The Anne T. and Robert M. Bass Foundation, a Texas non-profit corporation ("Foundation"), Anne T. Bass ("ATB"), Robert W. Bruce III ("Bruce") and J. Taylor Crandall ("Crandall") hereby join this filing because they may be deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Foundation, ATB, Bruce, Crandall or the other Reporting Persons that a group exists.  As used hereinafter, the term "Reporting Persons" shall also include reference to Foundation, ATB, Bruce and Crandall.

Item 2(b).  Address of Principal Business Office, or if None, Residence.

Item 2(b) is hereby amended by adding at the end thereof the following:

The address of the principal business office of Foundation and of Crandall is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

The address of the principal business office of Bruce is 65 East 55th Street, New York, New York 10022.

ATB's residence address is 6221 Westover Drive, Fort Worth, Texas 76107, and she is not presently employed.

Item 2(c).  Citizenship.

Item 2(c) is hereby amended by restating the following:

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

Keystone

Pursuant to Rule 13d-3 of the Act, Keystone is the beneficial owner of 1,863,000 shares of the Stock, which constitutes approximately 6.7% of the outstanding shares of Stock.

Bass

In his capacity as the President and sole director of Keystone, and as a director of Foundation, Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,613,000 shares of the Stock, which constitutes approximately 9.3% of the outstanding shares of Stock.

Foundation

Pursuant to Rule 13d-3, Foundation is the beneficial owner of 750,000 shares of the Stock, which constitutes approximately 2.7% of the outstanding shares of the Stock.

ATB

In her capacity as a director of Foundation, ATB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 750,000 shares of the Stock, which constitutes approximately 2.7% of the outstanding shares of Stock.

Bruce

In his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares of the Stock held by Foundation, Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 750,000 shares of the Stock, which constitutes approximately 2.7% of the outstanding shares of Stock.

Crandall

In his capacity as a director of Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 750,000 shares of the Stock, which constitutes approximately 2.7% of the outstanding shares of Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

Keystone

Acting through Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,863,000 shares of the Stock.

Bass

In his capacity as President and sole director of Keystone, Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,863,000 shares of the Stock. In his capacity as one of three directors of Foundation, Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 750,000 shares of the Stock.

Foundation

Acting through its three directors and Bruce (as principal of The Bruce Management Co., Inc., which exercises shared investment discretion over the shares of Stock owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 750,000 shares of the Stock.

ATB

In her capacity as one of three directors of Foundation, ATB has shared power to vote or to direct the vote and to dispose or to direct the disposition of 750,000 shares of the Stock.

Bruce

In his capacity as a principal of The Robert Bruce Management Co., Inc., Bruce has shared power to dispose or to direct the disposition of 750,000 shares of the Stock.  Bruce has no sole or shared power to vote or to direct the vote of any shares of the Stock.

Crandall

In his capacity as one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 750,000 shares of the Stock.


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      February 4, 2003

KEYSTONE, INC.

By: /s/ W. R. Cotham
W. R. Cotham, Vice-President

/s/ W.R. Cotham
Attorney-in-Fact for:

ROBERT M. BASS (1)
THE ANNE T. AND ROBERT M. BASS FOUNDATION(2)
ANNE T. BASS (3)

/s/ Robert W. Bruce III
ROBERT W. BRUCE III

/s/ J. Taylor Crandall
J. TAYLOR CRANDALL

(1) A Power of Attorney authorizing W. R. Cotham to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.